June 21, 2010

Dear Stockholder:

For the first fiscal quarter of 2009, Eurasia’s management team was focused on preparing for Eurasia’s appeal of the previous Scottish Court of Session decision which impeded Eurasia’s ability to pursue an oil and gas exploration project in the Azerbaijan Republic.  The decision of the Scottish Court of Appeal was not released until October, 2009.  The appeal decision was favourable for Eurasia, confirming the previous decision of the Scottish Court of Session that Eurasia is not liable to Commonwealth Oil & Gas Company Limited (“Commonwealth”) for any loss which may have been suffered by Commonwealth as a result of Eurasia entering into a memorandum of understanding with the State Oil Company of the Azerbaijan Republic on December 7, 2005.

During the process of preparing for the appeal hearing and while waiting for the decision of the Court of Appeal, Eurasia was unable to advance any project in Azerbaijan.

During the last fiscal quarter of 2009 and the first fiscal quarter of 2010, Eurasia entered into discussions and negotiations with Commonwealth in an attempt to seek common ground under which the two parties could co-operate in seeking a project in Azerbaijan.

On February 10, 2010, Eurasia, Commonwealth, Arawak Energy Limited (“Arawak”) and Nicholas W. Baxter (“Baxter”) signed a participation agreement (the “Participation Agreement”) which brought final resolution to the litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which had been ongoing since 2006.  The Participation Agreement also seeks to establish the terms upon which the parties will co-operate with each other to identify and seek to obtain a direct or indirect interest in an upstream oil and gas project in the Azerbaijan Republic.  As prescribed under the Participation Agreement, Eurasia has been reimbursed by Commonwealth for 51% of Eurasia’s agreed third party costs incurred to date in connection with its attempts to obtain an upstream oil and gas project in the Azerbaijan Republic.

The annual general meeting of Stockholders (the “Annual Meeting”) of Eurasia Energy Limited will be held on Friday, July 16, 2010, starting at 2:00 p.m. (local time in Anguilla, B.W.I.), at 294 Heywood House, Anguilla, British West Indies.

Important information concerning the matters to be acted upon at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.  The business to be conducted at the Annual Meeting includes the election of our directors; ratification of the appointment of Peterson Sullivan LLP as independent auditors for the Company for the 2010 fiscal year; and consideration of any other matter that may properly come before the Annual Meeting and any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on May 24, 2010, as the record date for determining those stockholders who are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Your vote is important. Registered stockholders can vote their shares by mailing back the accompanying proxy card.  Voting by written proxy will ensure your representation at the Annual Meeting if you do not attend in person.  Mailing your completed proxy card will not prevent you from voting in person at the Annual Meeting if you wish to do so.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2009 has been filed on EDGAR with the SEC and can be found at www.sec.gov.

Sincerely yours,

/s/ Gerald R. Tuskey

Gerald R. Tuskey,

Director, Eurasia Energy Limited